Exhibit 99.2

FOR IMMEDIATE RELEASE

COSMOLINE STANDARDIZES ON DRAGONWAVE FOR BACKHAUL

IN 4G MOBILE WIMAX DEPLOYMENT ACROSS GREECE

Horizon Compact and Horizon Quantum Selected to Provide

Native-Ethernet Backhaul for Business, Residential and Government Services

Ottawa, Canada,  March 15, 2010  — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that Cosmoline has selected DragonWave as its exclusive backhaul provider for a national 4G mobile WiMAX network across Greece. DragonWave’s Horizon Compact and Horizon Quantum will deliver native-Ethernet backhaul across approximately 1,000 wireless links.

“The combination of Horizon Compact’s all-outdoor form factor and robustness plus Horizon Quantum’s unequalled capacity and spectral efficiency made this an easy decision to standardize on DragonWave for all of our backhaul needs,” said Dimitris Politopoulos, chief executive officer, Cosmoline. “DragonWave offers a family of best-in-class products that affords us the flexibility to strategically evolve our network, extend our customers new services and achieve sustainable operating efficiencies.”

Cosmoline, a wholly owned subsidiary of DEMCO Group founded in 1995, plans to migrate about 130,000 customers of traditional leased-line offerings to next-generation fixed wireless access for data, voice and video services. Deployment began in 2009 across Greece’s two largest cities, Athens and Thessaloniki, and is continuing city by city to cover all major cities across the country. Cosmoline aims to convert its business, residential and government users to 4G mobile WiMAX services.

“We have developed a suite of packet microwave backhaul solutions that have successfully enabled service providers around the globe to undertake rapid, cost-effective expansion of geographic market coverage,” said Peter Allen, president and CEO, DragonWave. “The Horizon Compact and Horizon Quantum deliver the high capacity, ultra-low latency and carrier-class reliability that Cosmoline will require as it rolls out its 4G mobile WiMAX services across more and more markets in Greece.”

“Future Technologies Venture, LLC is honored to be partnered with DragonWave and Cosmoline on this opportunity. Through this project, Future Technologies has been able to expand their sales and engineering support of the DragonWave products into the European market,” said Nino Canu, CEO and President of Future Technologies Venture, LLC.

DragonWave Horizon products operate in both licensed and unlicensed radio frequencies between 6 and 38 GHz. An uncompromised product design delivers pure “packet” microwave performance with software scalable, ultra-low latency transport of up to 2 Gbps per link. Extremely easy to deploy and manage, DragonWave products deliver carrier-grade (99.999%) interference-free performance in next-generation IP networks.

About Cosmoline

Cosmoline (www.cosmoline.com) has been providing innovative and highly usable telecommunication services to both individuals and companies throughout Greece since 1995. Today, as one of the most modern telecommunication service providers in the country and a member of DEMCO Group, one of the most prominent business groups in Greece, we demonstrate considerable dynamic growth offering fixed telephony, broadband Internet, data, and multimedia information services, as well as interconnection services to carriers. Obtaining a 3.5 GHz Band Fixed Wireless Access License covering all Greek territory in 2006, and the establishment of a new WiMAX technology network, the development of which began in 2009, the future of Cosmoline will be “wireless”, aiming primarily at the development and provision of innovative services which will enable us to gain a dominant position in the Wireless Broadband Services market.

About Future Technologies Venture, LLC dba Future Technologies

Future Technologies is a Value Added Reseller and professional system integration company that specializes in emerging wireless technologies, such as WiMAX, LTE, licensed/unlicensed Point to Point Equipment, WiFi and Satellite communication equipment. Through this diverse product offering and Future Technologies extensive professional experience, Future Technologies can provide true end-to-end solutions for most Carrier, Enterprise and private network requirements.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, the Middle East, Asia and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	Becky Obbema	John Lawlor
Marketing Communications	Interprose Public Relations	VP Investor Relations
DragonWave Inc.	(for DragonWave)	DragonWave Inc.
nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com	jlawlor@dragonwaveinc.com
Tel: 613-599-9991 ext 2262	Tel: (408) 778-2024	Tel: 613-599-9991 ext 2252